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As filed with the Securities and Exchange Commission on July 29, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RIGEL PHARMACEUTICALS, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

766559 60 3
(CUSIP Number of Class of Securities)

James M. Gower
Chairman of the Board and Chief Executive Officer
RIGEL PHARMACEUTICALS, INC.
1180 Veterans Boulevard
South San Francisco, California 94080
Telephone: (650) 624-1100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copy to:
 Suzanne Sawochka Hooper
COOLEY GODWARD LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,005,662	$81.36

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 367,961 shares of Common Stock of Rigel Pharmaceuticals, Inc. having an aggregate value of $1,005,662 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of June 26, 2003.

** $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, effective February 21, 2003. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on June 27, 2003.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

        This is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 27, 2003, as amended on July 11, 2003, in connection with Rigel Pharmaceuticals, Inc.'s ("Rigel") offer to exchange options with exercise prices equal to or greater than $9.00 per share currently outstanding under Rigel's 2000 Equity Incentive Plan (the "2000 Plan"), 2001 Non-Officer Equity Incentive Plan (the "2001 Plan") and 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") (collectively the 2000 Plan, the 2001 Plan and the Directors' Plan are referred to as the "Option Plans"), to purchase shares of Rigel's Common Stock, par value $0.001 per share (the "Common Stock") held by optionholders as of June 27, 2003 (the "Eligible Options") for replacement options (the "Replacement Options") to purchase shares of Rigel's Common Stock to be granted under the 2000 Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Offer"). This final amendment's sole purpose is to report the results of the Offer.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4(a) of the Schedule TO, as amended, is hereby further amended and supplemented to add the following:

        The Offer expired at 11:59 PM, Pacific Daylight Time, on Friday, July 25, 2003. Rigel accepted Eligible Options to acquire an aggregate of 344,207 shares of Common Stock. This represents approximately 94% of the total number of shares of Common Stock underlying Eligible Options outstanding as of June 27, 2003. A total of 130 eligible optionholders elected to exchange Eligible Options to acquire an aggregate of approximately 344,207 shares of Common Stock and will receive Replacement Options to purchase an aggregate of approximately 344,207 shares of Common Stock in exchange for the cancellation of such Eligible Options. We have already or will promptly send each participating employee whose Eligible Options have been accepted for cancellation a Confirmation of Participation in the Offer, substantially in the form of Exhibit 99.(a)(1)(H), as filed with the Securities and Exchange Commission on June 27, 2003.

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ITEM 12.    EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)†	Offer to Exchange, dated June 27, 2003, as amended on July 11, 2003.
99.(a)(1)(B)*	Form of Letter of Transmittal — Memorandum to holders of Eligible Options.
99.(a)(1)(C)*	Form of Summary of Terms.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)*	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(H)*	Form of Electronic Reminder to holders of Eligible Options.
99.(a)(1)(I)
Rigel Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002, as amended on May 8, 2003, and incorporated herein by reference.
99.(a)(1)(J)
Rigel Pharmaceuticals, Inc.'s Quarterly Report on Form 10-Q, for its first fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Rigel Pharmaceuticals, Inc.'s 2000 Equity Incentive Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(d)(1)(B)
Rigel Pharmaceuticals, Inc.'s 2001 Non-Officer Equity Incentive Plan filed with the Securities and Exchange Commission on October 30, 2001 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-72492).
99.(d)(1)(C)
Rigel Pharmaceuticals, Inc.'s 2000 Non-Employee Directors' Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(g)	Not applicable.
99.(h)	Not applicable.

†
Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 11, 2003.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on June 27, 2003.

[Remainder of this page intentionally left blank.]

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 29, 2003

RIGEL PHARMACEUTICALS, INC.
By:	/s/ JAMES H. WELCH Name: James H. Welch Title: Vice President, Chief Financial Officer and Secretary

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INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)†	Offer to Exchange, dated June 27, 2003, as amended on July 11, 2003.
99.(a)(1)(B)*	Form of Letter of Transmittal — Memorandum to holders of Eligible Options.
99.(a)(1)(C)*	Form of Summary of Terms.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)*	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(H)*	Form of Electronic Reminder to holders of Eligible Options.
99.(a)(1)(I)
Rigel Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002, as amended on May 8, 2003, and incorporated herein by reference.
99.(a)(1)(J)
Rigel Pharmaceuticals, Inc.'s Quarterly Report on Form 10-Q, for its first fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Rigel Pharmaceuticals, Inc.'s 2000 Equity Incentive Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(d)(1)(B)
Rigel Pharmaceuticals, Inc.'s 2001 Non-Officer Equity Incentive Plan filed with the Securities and Exchange Commission on October 30, 2001 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-72492).
99.(d)(1)(C)
Rigel Pharmaceuticals, Inc.'s 2000 Non-Employee Directors' Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(g)	Not applicable.
99.(h)	Not applicable.

†
Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 11, 2003.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on June 27, 2003.

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 12. EXHIBITS.
SIGNATURE
INDEX OF EXHIBITS